UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In July 2018, Newegg Inc. and its subsidiaries entered into a revolving credit agreement with certain financial institutions as the lenders, East West Bank (“EWB”) as administrative agent, sole arranger, book runner and syndication agent, and PNC Bank as collateral agent for the lenders, of which the maturity date was July 27, 2021. As of July 27, 2021, there was no balance outstanding under this revolving credit and security agreement and such agreement expired accordingly. On August 20, 2021, Newegg Commerce, Inc. (the “Company”) and certain subsidiaries of the Company (together as the “Borrowers”) entered into a revolving credit agreement (the “Agreement”), with EWB, as agent, sole arranger and book runner, and certain financial institutions which are now or which hereafter become a party thereto (the “Lenders”). The Agreement provided a revolving credit facility of up to $100 million with a maturity date of August 20, 2024. Subject to certain terms and conditions, the Maximum Revolving Advance Amount, as defined in the Agreement, could be increased up to $150 million. In connection with the Agreement, the Borrowers collectively issued three revolving credit notes (the “Revolving Credit Notes”) to the Lenders for a total principal of $100 million, and a swing loan note (the “Swing Loan Note”) for a principal sum of $20 million to the swing loan lender.

The revolving credit facility includes a letter of credit sublimit of $30 million, which can be used to issue standby and trade letters of credit, and a $20 million sublimit for swingline loans. Advances from this line of credit will be subject to interest at LIBOR plus the Applicable Margin, as defined in the Agreement, or the Alternate Base Rate (to be defined as the highest of the financial institution’s prime rate, the Overnight Bank Funding Rate plus 0.50%, or the daily LIBOR plus 1.0%) plus the Applicable Margin. For LIBOR loans, the Company may select interest periods of one, two, or three months. Interest on LIBOR loans shall be payable at the end of the selected interest period. Interest on Alternate Base Rate loans is payable monthly. To maintain availability of funds under the Agreement, the Company will pay on a quarterly basis, an unused commitment fee of either 0.15% of the difference between the amount available and the amount outstanding under the facility. The Agreement contains customary covenants, including covenants that limit or restrict the Company’s ability to incur capital expenditures and lease payments, make certain investments, enter into certain related-party transactions, and pay dividends. The credit facility also requires the Company to maintain certain minimum financial ratios and maintain an operation banking relationship with the financial institutions.

The line of credit is guaranteed by certain of the Company’s U.S. subsidiaries and is collateralized by certain assets of the Company. Such assets include all Receivables, equipment and fixtures, general intangibles, Inventory, Subsidiary Stock, securities, investment property, and financial assets, contract rights, and ledger sheets, as defined in the loan agreement (collectively, the “Collateral”). On August 20, 2021, the Borrowers entered into a pledge agreement (the “Pledge Agreement”) with EWB and in favor of EWB, in its capacity as administrative agent and collateral agent for the “Secured Parties”, including EWB in its capacity as the lender of a swing loan and as the issuer of letter of credits, the Lenders and their respective affiliates. Each Borrower assigned and granted to EWB, as secured party and for the benefit of the Secured Parties, a continuing lien on and security interest in the Collateral under such Pledge Agreement.

In order to induce the Lenders and EWB to enter into the Agreement, two affiliated companies of the Company (the “Guarantors”) also entered into a pledge and security agreement (the “Pledge and Security Agreement”) and a guaranty and suretyship agreement (the “Guaranty and Suretyship Agreement”) with EWB. Pursuant to the Pledge and Security Agreement, the Grantors granted and assigned to EWB for the benefit of the Secured Parties, a continuing lien on and security interest in the Collateral. Under the Guaranty and Suretyship Agreement, the Guarantors, jointly and severally, unconditionally guarantee, and become surety for, the prompt payment and performance of all the “Obligations” as defined in the Agreement owing by any Borrower at any time and all costs and expenses, including reasonable attorneys’ fees and disbursements, incurred by EWB, on its behalf, on behalf of the Secured Parties in connection with the enforcement or collection thereof. If any Borrower defaults under any such Obligations, the Guarantors will, jointly and severally, pay such amount due, to the Agent for the benefit of the Secured Parties.

The Borrowers, Guarantors (collectively, the “Obligors”) and EWB also signed an intercompany subordination agreement (the “Intercompany Subordination Agreement”) on the same date, pursuant to which, each Obligor agreed that any intercompany indebtedness, liabilities, and other obligations between or among any Obligors (the “Subordinated Debt”) is subject, subordinate, and junior, in right of payment and exercise of remedies, to the full payment of the Obligation under the Agreement (the “Senior Debt”). As long as there is no event of default under the Agreement, each Obligor may make, and each other Obligor shall be entitled to accept and receive, any payment pertaining to the Subordinated Debt.

The above description of the Agreement, the Revolving Credit Notes, the Swing Loan Note, the Pledge Agreement, the Pledge and Security Agreement, Guaranty and Suretyship Agreement and the Intercompany Subordination Agreement are not complete and is qualified in its entirety by the actual terms of the Agreement, a copy of which is attached hereto as Exhibits 10.1 to Exhibits 10.9 and are incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

10.1	Revolving credit agreement, dated August 20, 2021, by and among the Borrowers, East West Bank, and the Lenders
10.2	Revolving credit note, issued on August 20, 2021, to Cathy Bank
10.3	Revolving credit note, issued on August 20, 2021, to Preferred Bank
10.4	Revolving credit note, issued on August 20, 2021, to East West Bank
10.5	Swing loan note, issued on August 20, 2021, to East West Bank
10.6	Pledge agreement, dated August 20, 2021, by and among the Company and certain subsidiaries of the Company, and East West Bank
10.7	Pledge and Security agreement, dated August 20, 2021, by and among certain subsidiaries of the Company and East West Bank
10.8	Guaranty and Suretyship Agreement, , dated August 20, 2021, by and among certain subsidiaries of the Company and East West Bank, and the Lenders
10.9	Intercompany Subordination Agreement, dated August 20, 2021, by and among the Borrowers, certain subsidiaries of the Company, and East West Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

August 27, 2021	By:	/s/ Robert Chang
Robert Chang
Chief Financial Officer

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